Filed by GCM Grosvenor Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Finance Acquisition Corp.

Commission File No.: 001-38759

August 3, 2020

Dear Partner,

We are writing with an important update regarding the firm. Moments ago, we announced in the attached press release a transaction whereby GCM Grosvenor Inc. will become a publicly listed company. We expect the transaction to close later this year, subject to the satisfaction of specified closing conditions. We believe this important evolution of our firm will deliver benefits to our clients, our team, and all stakeholders by preserving the firm’s independence and enhancing our ability to create value. Our management will continue to own in excess of 70% of the equity of the firm, which is consistent with historical levels, and maintain control of the business. There will be no change in our team, investment or operations committees, or how we do business.

It is important to emphasize that our team will maintain a business-as-usual mentality and continue to provide the same exceptional partnership you have come to expect. At the same time, we are excited for this next evolution of our firm and what it will mean for our clients and team. GCM Grosvenor will preserve our independence, storied history and inclusive culture, while also gaining more tools to attract and retain top-tier talent, all of which we believe will provide us with an even greater ability to continue to serve our clients and grow over the long-term. We also believe that the enhanced balance sheet and access to capital that will result from the transaction will lead to additional opportunities to drive our value proposition for clients.

GCM Grosvenor’s commitment to delivering superior investment solutions, to fostering a diverse and inclusive workforce and industry, and a “client first” culture will remain unchanged. We will continue to be guided by a simple philosophy: the firm succeeds when our clients succeed. Delivering consistent value for our clients is the best way GCM Grosvenor management can continue to strengthen and grow the firm. The firm will continue to be majority owned and led by current management with the same discipline, intensity and accountability that has driven our success to-date.

For more than 20 years of our 50-year history, GCM Grosvenor has valued having minority, external partners – including our minority partner, Hellman & Friedman (“H&F”) – and believes having such external shareholders benefits the firm and its clients. We believe becoming a public company will enable GCM Grosvenor to secure those benefits without the need to continue to cycle through partners based on the passage of time. In conjunction with the completion of the transaction, H&F will fully exit its ownership in the business. GCM Grosvenor senior management will own in excess of 70% of the shares at closing, a level consistent with its historic ownership and slightly in excess of management’s ownership at the time the Hellman & Friedman entities invested in 2007. When the transaction is complete, the remaining equity of the company will be publicly traded.

We encourage you to read the attached press release for more details regarding this transaction and its structure.

We are confident that this transaction will enhance the current and future strength of GCM Grosvenor and the opportunities available to us. We look forward to discussing this with you soon and are happy to schedule a call to address any questions or concerns you may have.

Best regards,

GCM Grosvenor

900 North Michigan Avenue, Suite 1100 | Chicago, Illinois 60611 | T 312.506.6500 | F 312.506.6888 | gcmlp.com
Investment Funds Offered Through GRV Securities LLC

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between GCM Grosvenor and CF Acquisition Corp. (“CFAC”), including statements regarding the benefits of the transaction and the anticipated timing of the transaction. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CFAC’s securities, (ii) the risk that the transaction may not be completed by CFAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CFAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of CFAC, the satisfaction of the minimum trust account amount following redemptions by CFAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction, (v) the effect of the announcement or pendency of the transaction on GCM Grosvenor’s business relationships, performance, and business generally, (vi) risks that the transaction disrupts current plans of GCM Grosvenor and potential difficulties in GCM Grosvenor employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against GCM Grosvenor or against CFAC related to the transaction, (viii) the ability to maintain the listing of the post-transaction stock on the The Nasdaq Stock Market, (ix) volatility in the price of CFAC’s securities, (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (x) the risk of downturns in the highly competitive asset management industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CFAC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the joint registration statement/proxy statement on Form S-4 discussed below and other documents filed by CFAC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GCM Grosvenor and CFAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GCM Grosvenor nor CFAC gives any assurance that either GCM Grosvenor or CFAC will achieve its expectations.

900 North Michigan Avenue, Suite 1100 | Chicago, Illinois 60611 | T 312.506.6500 | F 312.506.6888 | gcmlp.com
Investment Funds Offered Through GRV Securities LLC

Additional Information and Where to Find It

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CFAC and GCM Grosvenor Inc. intend to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus. The proxy statement/prospectus will be sent to all CFAC stockholders. CFAC and GCM Grosvenor Inc. also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CFAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFAC through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

CFAC and GCM Grosvenor Inc. and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CFAC’s stockholders in connection with the proposed transaction. Information about CFAC’s directors and executive officers and their ownership of CFAC’s securities is set forth in CFAC’s filings with the SEC, including CFAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

900 North Michigan Avenue, Suite 1100 | Chicago, Illinois 60611 | T 312.506.6500 | F 312.506.6888 | gcmlp.com
Investment Funds Offered Through GRV Securities LLC